SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2016
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON DECEMBER 1ST, 2016

DATE, TIME AND PLACE: December 1st, 2016, at 1:30 p.m., in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of TIM Participações S.A. (“Company”), was held at the date, time and place above mentioned, with the presence of Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Piergiorgio Peluso and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Mr. Jaques Horn, Legal Officer and Secretary. Justified the absence of Mr. Mario Di Mauro.

BOARD: Mr. Franco Bertone – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge that Mr. Adrian Calaza has taken office as Chief Financial Officer of the Company and ratify the composition of its Board of Statutory Officers; (2) To resolve on the appointment as an Executive Officer for the Company's subsidiaries; and (3) To resolve on the execution of agreements for the acquisition of goods and services regarding the mobile radio access deployment.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting and with the expressed abstention of the legally restricted, decided to register the discussions as follows:

(1.1) Considering the permanent visa granted by the competent authorities, the Board of Directors acknowledged that Mr. Adrian Calaza, argentine, married, bachelor's degree in business administration, RNE Nr. V406011-M, enrolled in CPF/MF under Nr. 059.618.647-90, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro, has taken office on November 10th, 2016 as Chief Financial Officer (“CFO”) of the Company, having the required terms of office and documents been presented.

(1.2) In view of the above, the Company’s Board of Statutory Officers shall be composed of 8 (eight) Officers identified as follows: (i) Chief Executive Officer, Mr. Stefano de Angelis, Italian, married, Bachelor in Economics, bearer of the RNE nº V403998-0, enrolled with the CPF/MF under Nr. 059.567.317-10, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (ii) Chief Financial Officer, Mr. Adrian Calaza, argentine, married, bachelor's degree in business administration, RNE Nr. V406011-M, an enrolled in CPF/MF under Nr. 059.618.647-90, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (iii) Chief Operating Officer, Mr. Pietro Labriola, Italian, separated, administrator, bearer of the RNE nº G188964-B, enrolled with the CPF/MF under Nr. 074.053.501-35, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (iv) Purchasing & Supply Chain Officer, Mr. Daniel Junqueira Pinto Hermeto, Brazilian, married, electric engineer, bearer of the Identity Card Nr. 23.804.412-9, issued by SSP/SP, on October 31st, 1996, enrolled with the CPF/MF under Nr. 004.078.756-70, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (v) Regulatory and Institutional Affairs Officer, Mr. Mario Girasole, Italian, married, Bachelor in Economics, bearer of the RNE nº V396929-V, enrolled with the CPF/MF under Nr. 059.292.237-50, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (vi) Investor Relations Officer, Mr. Rogério Tostes Lima, Brazilian, married, Bachelor in Administration, bearer of the Identity Card Nr. MG-4380990, issued by SSP/MG, , enrolled with the CPF/MF under Nr. 698.713.966-00, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; (vii) Legal Officer, Mr. Jaques Horn, Brazilian, married, Lawyer, bearer of the Identity Card Nr. 70.654, issued by OAB/RJ, enrolled with the CPF/MF under Nr. 846.062.237-15, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro; and (viii) Chief Technology Officer, Mr. Leonardo de Carvalho Capdeville, Brazilian, married, electric engineer, bearer of the Identity Card Nr. 83.403-6, issued by SSP/ES, on August 27th, 1986, enrolled with the CPF/MF under Nr. 015.358.317-74, domiciled at Av. João Cabral de Mello Neto, nº 850, Torre Sul, 12º floor, Barra da Tijuca, City and State of Rio de Janeiro. All Board of Officers’ members will remain in the office until the first Board of Directors` meeting to be held after the Annual Shareholders` Meeting of the year 2018.

(1.3) In view of the above, the limits of authority of the Officers are established as follows: (i) the Chief Executive Officer of the Company has full power and the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company up to the maximum amount of R$30.000.000,00 (thirty million Reais) per operation or series of related operations; (ii) the Chief Financial Officer has full power and the authority to, acting individually, carry out any and all act and sign any and all document, specifically related to the activities of the financial sector and treasury, including loan agreement, authorization and payments, transfers, investments and resource withdrawals, assignment and discount bonds, up to the maximum amount of R$30,000,000.00 (thirty million Reais) per operation or series of related operations, and to carry out other activities and sign any and all documents on behalf of the Company, within its respective area of operation, up to the maximum amount of R $ 5,000,000.00 (five million Reais) per operation or series of related operations; (iii) the other Officers have full power and the authority to, acting individually, carry out any and all act and sign any and all document on behalf of the Company, within its respective area of operation, up to the maximum amount of R$5.000.000,00 (five million Reais) per operation or series of related operations. All the Officers, regardless of their area of activity, may perform any and all acts and sign any and all documents on behalf of the Company that have been previously approved by the Company's competent Corporate Bodies. The Officers have the power to grant powers of attorney, on behalf of the Company, up to the respective limits of authority set above and pursuant to the Company's Bylaws.

(2) In accordance with Article 22, item XXIV of the Company’s By-laws, the Board indicate Mr. Adrian Calaza:

(2.1) as Chief Financial Officer (“CFO”) of TIM Celular S.A. (“TCEL”), a wholly-owned subsidiary of the Company. The appointment hereby approved shall be resolved on the Shareholders’ Meeting of TCEL. Once the appointment has been approved, the Board of Statutary Officers will be composed by 7 (seven) Officers: Messrs. (i) Stefano de Angelis, Chief Executive Officer; (ii) Adrian Calaza, Chief Financial Officer; (iii) Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer; (iv) Mario Girasole, Regulatory and Institutional Affairs Officer; (v) Leonardo de Carvalho Capdeville, Chief Technology Officer; (vi) Pietro Labriola, Chief Operating Officer; and (vii) Jaques Horn, Legal Officer.

(2.2) as Officer of Intelig Telecomunicações Ltda. (“INTELIG”), a wholly-owned subsidiary of the Company. The appointment hereby approved shall be resolved on the Quotaholders’ Meeting of INTELIG. Once the appointment has been approved, the Board of Statutory Officers will be composed by 4 (four) Officers: Messrs. Alex Martins Salgado, Chief Executive Officer, Adrian Calaza, Jaques Horn and Pietro Labriola, Officers.

(3) Approved the execution of the agreements for the acquisition of goods and services for mobile radio access, to be entered between TCEL and the suppliers Huawei do Brasil Telecomunicações Ltda., Nokia Solutions and Networks and Ericsson Telecomunicações S.A., based the material presented by Mr. Daniel Junqueira Pinto Hermeto, Purchasing & Supply Chain Officer, and Mr. Marco Di Costanzo, network engineering officer, that is filed at the Company’s head offices.

CLARIFICATIONS AND CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker, Francesca Petralia, Franco Bertone, Herculano Aníbal Alves, Manoel Horacio Francisco da Silva, Oscar Cicchetti, Piergiorgio Peluso and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), December 1st, 2016.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: December 1, 2016	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.